Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Makes Sixth Oil Discovery in Libya’s Block NC 186
Paris — November 7, 2005 — Total (24%) and partners Repsol YPF (operator), OMV and Saga have made a sixth oil discovery in Libya’s Block NC 186. Three of the discoveries have been developed or are under development.
Well J-1, drilled in the Murzuq Basin 800 kilometers south of Tripoli, reached a total depth of 1,500 meters and encountered a significant oil column in the Mamumiyat sandstone formation. J-1 is located 16 kilometers northeast of last month’s I-1 discovery.
The well tested at 4,650 barrels per day of 40°API oil.
In Libya, Total operates the offshore Al Jurf field and the Mabruk field in the Sirte Basin. The Group is also a partner in the consortium that operates the adjacent El Sharara fields, which produce around 200,000 barrels per day of light oil.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com